                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                           RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
                         (Title of Class of Securities)

                                    G7496G103
                                 (CUSIP Number)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
CUSIP No.  G7496G103                       13G
-----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Investors, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,873,402
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,873,402
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,873,402
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                              [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------
CUSIP No.   G7496G103                 13G
------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,873,402
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,873,402
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,873,402
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------
CUSIP No.   G7496G103                     13G
--------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,873,402
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,873,402
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,873,402
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Introductory Statement

On November 21, 1997, Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), sold 1,662,500 Common Shares, par value $1.00 per share (the "Common Shares") of RenaissanceRe Holdings Ltd., a company organized under the laws of Bermuda (the "Company"), in an underwritten public offering at a price to the public of $42.00 per share. On December 8, 1997, WPI sold an additional 58,917 Common Shares to cover overallotment options. Subsequent to the foregoing transactions, WPI owns 3,837,402 Common Shares, representing approximately 17.3% of the outstanding Common Shares and approximately 18.0% of the Company's outstanding voting power.

Item 1(a).                         Name of Issuer:

                                   RenaissanceRe Holdings Ltd. (the "Issuer").

Item 1(b).                         Address of Issuer's Principal Executive
                                   Offices:

                                   Renaissance House
                                   8-12 East Broadway
                                   Pembroke HM 19  Bermuda

Items 2(a)                         Name of Person Filing; Address of
and (b).                           Principal Business Office:

                                   This statement is filed by and on behalf of
                                   (a) Warburg, Pincus Investors, L.P., a
                                   Delaware limited partnership ("WPI"); (b)
                                   Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, as the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. Kewsong Lee, Howard H. Newman and David A. Tanner, each a director of the Issuer, are Managing Directors and members of EMW LLC and general partners of WP. Each of Messrs. Lee, Newman, and Tanner disclaims beneficial ownership, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or otherwise, of the Common Shares beneficially owned by WPI. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).                         Citizenship:

                                   Not Applicable.

Item 2(d).                         Title of Class of Securities:

                                   Common Shares, par value $1.00 per share (the "Common Shares"), of the Issuer.

Item 2(e).                         CUSIP Number:

                                   G7496G103.

Item 3.                            Not Applicable.

Item 4.                            Ownership:

                                    (a)     3,873,402 Common Shares, as of
                                    December 8, 1997.

                                    (b)     17.3%

                                    (c)     (i)      -0-
                                           (ii)      3,873,402
                                           (iii)     -0-
                                           (iv)      3,873,402

Item 5.                            Ownership of Five Percent or Less of a
                                   Class:

                                   Not Applicable.

Item 6.                            Ownership of More than Five Percent on
                                   Behalf of Another Person:

                                   Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                   Not Applicable.

Item 8.                            Identification and Classification of
                                   Members of the Group:

                                   Not Applicable.

Item 9.                            Notice of Dissolution of Group:

                                   Not Applicable.

Item 10.                           Certification:

                                   Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 1997

                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By:   Warburg, Pincus & Co.,
                                                  General Partner


                                            By:   /s/ Stephen Distler
                                                  Name:   Stephen Distler
                                                  Title:  Partner


                                            WARBURG, PINCUS & CO.


                                            By:   /s/ Stephen Distler
                                                  Name:   Stephen Distler
                                                  Title:  Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By:   /s/ Stephen Distler
                                                  Name:   Stephen Distler
                                                  Title:  Member